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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 (Amendment 1)*


                       NATIONAL AUTO FINANCE COMPANY, INC.
                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   632528-10-5
                                 (CUSIP Number)

    Richard Gorevitz             Joseph P. Donlan           David M. Schneider
The Prudential Insurance     Brown Brothers Harriman         The Progressive
   Company of America                 & Co.                    Corporation
   One Gateway Center            59 Wall Street           6300 Wilson Mills Road
       11th Floor              New York, NY 10005         Mayfield Village, OH
 Newark, NJ 07102-5311           (212) 493-7882                   44143
     (973) 802-7003                                           (216) 461-5000

                                 with a copy to:

                               David C.L. Frauman
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6652
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 12, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Progressive Corporation, 34-0963169
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          8,113,623
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,883,623
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,883,623
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Progressive Casualty Insurance Company, 34-6513736
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          8,113,623
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,883,623
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,883,623
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO, Subsidiary of The Progressive Corporation
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PC Investment Company, 34-1576555
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          8,113,623
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,883,623
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,883,623
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO, Subsidiary of Progressive Casualty Insurance Company
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Progressive Investment Company, Inc., 34-1378861
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          8,113,623
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,883,623
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,883,623
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO, Subsidiary of The Progressive Corporation
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The 1818 Mezzanine Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          7,764,617
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,534,617
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,534,617
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Brown Brothers Harriman & Co.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          7,764,617
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,534,617
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,534,617
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph P. Donlan
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          7,764,617
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,534,617
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,534,617
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert R. Gould
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          7,764,617
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,534,617
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,534,617
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. Michael Long
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          7,764,617
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,534,617
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,534,617
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lawrence C. Tucker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          7,764,617
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,534,617
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,534,617
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Structured Finance High Yield Fund, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          7,180,814
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     2,950,814
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,950,814
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.51%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------
CUSIP NO. 632528-10-5
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Prudential Insurance company of America, 22-121160
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [X]     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          7,180,814
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     2,950,814
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,950,814
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.51%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, IA
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of National Auto Finance Company, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 10302 Deerwood Park, Jacksonville, Florida 32256. This statement amends the
Schedule 13D filed on behalf of the Progressive Entities (as defined below) on December 31, 1997, the Schedule 13D filed on behalf of the BBH Entities (as defined below) on December 30, 1997, and the Schedule 13G filed on behalf of the Prudential Entities (as defined below) on April 26, 1999.

Item 2(a) and (f).  Names of Persons Filing; State of Organization or
                    Citizenship.

The Progressive Entities:

     (1)  The Progressive Corporation, an Ohio corporation ("Progressive").
     (2)  Progressive   Casualty   Insurance   Company,   an  Ohio   corporation
          ("Progressive Casualty").
     (3)  PC Investment Company, a Delaware corporation ("PCI").
     (4)  Progressive   Investment   Company,   Inc.,  a  Delaware   corporation
          ("Progressive Investment").

     Progressive, Progressive Casualty, PCI and Progressive Investment are referred to herein collectively as the "Progressive Entities."

     Progressive is filing this statement by virtue of its ownership of all of the issued and outstanding shares of capital stock of Progressive Casualty and Progressive Investment. Progressive Casualty is filing this statement because it owns all of the issued and outstanding shares of capital stock of PCI. PCI is filing this statement by virtue of its direct ownership of 1,650,000 shares of Common Stock. Progressive Investment is filing this statement because it owns 1,870,000 shares of Common Stock and warrants (the "Warrants") to purchase 363,623 shares of Common Stock.

The BBH Entities:

     (5) The 1818 Mezzanine Fund, L.P., a Delaware limited partnership (the "Fund").
     (6)  Brown  Brother  Harriman  &  Co.,  a  New  York  limited   partnership
          ("BBH&Co.").
     (7)  Joseph P. Donlan, a United States citizen ("Donlan").
     (8)  Robert R. Gould, a United States citizen ("Gould").
     (9)  T. Michael Long, a United States citizen ("Long").
     (10) Lawrence C. Tucker, a United States citizen ("Tucker").

     The Fund, BBH&Co., Donlan, Gould, Long and Tucker are referred to herein collectively as the "BBH Entities."

     BBH&Co. is filing this statement by virtue of its status as the general partner of the Fund. The Fund is filing this statement because it owns 3,119,047 shares of Common Stock and 415,570 Warrants. Pursuant to a resolution adopted by the partners of BBH&Co., BBH&Co. has designated and appointed Donlan, Gould, Long and Tucker, or any of them, the sole and exclusive persons having voting power (including the power to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to the shares of Common Stock and the Warrants beneficially owned by the Fund, and this statement is filed by virtue thereof.

The Prudential Entities:

     (11) The Structured Finance High Yield Fund, LLC, a Delaware limited liability company ("SFHY").
     (12) The Prudential Insurance Company of America, a mutual insurance company organized under the laws of New Jersey ("Prudential").

     SFHY and Prudential are referred to herein collectively as the "Prudential Entities."

     SFHY is filing this statement by virtue of its direct ownership of 2,357,143 shares of Common Stock and 593,671 Warrants. Prudential is filing this statement because it is the sole member of SFHY and may be deemed to control SFHY.

The Reporting Persons:

     The Progressive Entities, the BBH Entities and the Prudential Entities are referred to herein collectively as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.1.

     Information with respect to each Reporting Person has been provided solely by such Reporting Person. No Reporting Person is responsible for the accuracy and completeness of any information in this statement other than information provided by such Reporting Person for inclusion herein. However, no Reporting Person knows or has reason to believe that any information contained herein is inaccurate.

Item 2(b).  Address of Principal Office or, if none, Residence.

(1) and (2)         6300 Wilson Mills Road, Mayfield Village, Ohio 44143
(3) and (4)         801 West Street, Wilmington, Delaware 19801-1545
(5) through (10)    59 Wall Street, New York, New York 10005
(11) and (12)       One Gateway Center, 11th Floor, Newark, New Jersey
                    07102-5311

Item 2(c).  Present Principal Occupation or Employment.

(1) through (4)     Progressive is an insurance  holding company whose insurance subsidiaries and affiliates, including Progressive Casualty, provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States and in Canada. PCI and Progressive
                    Investment are engaged in the business of acquiring, holding and disposing of and trading in investment securities and other financial instruments.

                    Set forth on Appendix A-1 hereto and incorporated by reference herein are the names, residence or business addresses, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of each of the Progressive Entities.

(5) through (10)    The Fund was formed to provide a vehicle  for  institutional and substantial investors to invest in a portfolio of mezzanine investments designed to provide a substantial current return with the opportunity for significant capital gains. BBH&Co. is a private bank.

                    Set forth on Appendix A-2 hereto and incorporated by reference herein are the names, residence or business addresses, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each general partner of BBH&Co.

(11) and (12)       Prudential is a mutual  insurance  company  organized  under the laws of the State of New Jersey. SFNY is an investment subsidiary of Prudential.

                    Set forth on Appendix A-3 hereto and incorporated by reference herein are the names, residence or business addresses, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of each of Prudential. Prudential is the sole member of SFHY.

Item 2(d).

     No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 2(e).

     During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On April 12, 1999, the Issuer, National Auto Finance Company, L.P., a Delaware limited partnership (the "Partnership"), certain partners of the Partnership, the Fund, PCI, Progressive Investment, Manufacturers Life Insurance Company (U.S.A.), a Michigan corporation ("ML"), and SFHY entered into a Restructuring Agreement (the "Restructuring Agreement"), a copy of which is attached hereto as Exhibit 7.2 and incorporated herein by reference. The Restructuring Agreement amends certain of the covenants contained in the Securities Purchase Agreement, dated as of December 22, 1997 (the "December Agreement"), pursuant to which (i) the Fund, PCI and ML purchased from the Issuer $40,000,000 aggregate principal amount of the Issuer's Senior Subordinated Notes due December 22, 2004 (the "Notes"), and 1,038,924 Warrants to purchase initially 1,038,924 shares of the Issuer's Common Stock, at an exercise price of $.01 per share, and (ii) the Fund and Progressive Investment purchased 1,904,762 shares of the Issuer's Common Stock. The corresponding covenants in the Securities Purchase Agreement, dated as of March 27, 1998 (the "March Agreement" and, together with the December Agreement, the "Purchase Agreements"), pursuant to which SFHY purchased $20,000,000 aggregate principal amount of the Issuer's Notes and 593,671 Warrants to purchase initially 593,671 shares of the Issuer's Common Stock were similarly amended.

     In consideration of the waiver of past defaults and breaches of covenants, representations and warranties with respect to the Notes, releases exchanged in respect thereof, and amendments of certain of the covenants in each of the Purchase Agreements, the Restructuring Agreement, to the extent relevant for the reporting of the Reporting Persons' beneficial ownership, provides for:

          (1) the issuance to the Fund, PCI, ML and SFHY, as purchasers of the Notes pursuant to the Purchase Agreements, of 1,885,714; 1,650,000; 1,178,572 and 2,357,143 shares of Common Stock, respectively;

          (2) an amendment to the Notes (as so amended, the "Amended Notes") to allow the Issuer, at its option, to pay during the two-year period ending March 31, 2001, up to fifty percent (50%) of the interest owed on the Amended Notes (and the interest on such interest) through the issuance of additional senior subordinated notes (the "Convertible Notes") that are convertible into common stock at the conversion price of $0.75 per share;

          (3) the issuance to the Fund and Progressive Investment, as purchasers of shares of Common Stock pursuant to the Purchase Agreements, of 471,428 and 707,143 shares of Common Stock, respectively;

          (4) the right on the part of each of the Fund, PCI and SFHY to designate a total of two directors to the Issuer's Board of Directors (the "Board Representatives"), thereby giving the Fund, PCI and SFHY, collectively, majority control of the Board of Directors, though none of them individually controls the Issuer's board of directors; and

          (5) the granting by the Partnership to the Board Representatives of an irrevocable proxy, as more fully described below.

     Pursuant to the Restructuring Agreement, the Partnership has granted the Board Representatives of the Fund, PCI and SFHY an irrevocable proxy (the "Proxy") with respect to 4,230,000 shares of Common Stock owned by the Partnership (the "Partnership Shares"). The Proxy is exercisable by majority vote of the Board Representative. The Proxy relates solely to the voting of the Partnership Shares. The Board Representatives do not have the power and authority to dispose of, or make decisions with respect to the disposition of the Partnership Shares. Subject to certain restrictions on transfer set forth in the Restructuring Agreement, the Partnership retains discretionary authority to dispose of the Partnership Shares. Each of the Reporting Persons disclaims beneficial ownership with respect to the Partnership Shares.

Item 4.  Purpose of Transaction.

     Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D.

     Each of the Reporting Persons reserves the right in the future to formulate plans or proposals, and to take action required to implement such plans or proposals, with respect to any or all of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D or with respect to any other matters such Reporting Persons deems advisable. Each of the Reporting Persons reserves the right, either alone or together with one or more others persons (including other Reporting Persons), to have discussions with management, members of the Issuer's board of directors (including other Board Representatives) and other stockholders (including other Reporting Persons) of the Issuer regarding the management, operations and future plans with respect to or affecting the Issuer.

     In addition, the Reporting Persons intend to review their holdings with respect to the Issuer on a continuing basis. Depending on the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic conditions and industry conditions), the Reporting Persons may acquire other securities of the Issuer, sell all or a portion of their shares of Common Stock or other securities of the Issuer, now owned or hereafter acquired, or maintain their position at current levels. Accordingly, the Reporting Persons reserve the right to acquire additional securities of the Issuer or to dispose of some or all of the securities of the Issuer beneficially owned by them either in the open market, in privately negotiated transactions or otherwise, or take such other action or actions with respect to the Common Stock as they deem advisable, to the extent permitted under applicable federal and state securities law. However, the Reporting Persons have no present intention of engaging in any such transaction.

Item 5.  Interest in Securities of the Issuer.

     (a) The Amended Notes permit the Issuer, at its option, to issue Convertible Notes in lieu of up to 50% of the interest accrued on the Amended Notes. The Convertible Notes are convertible, at the option of the holder thereof, at a price of $0.75 per share, into shares of Common Stock. The Convertible Notes are substantially similar to the Amended Notes, except for the conversion feature and except that up to 100% of the interest accrued on the Convertible Notes may be paid, at the option of the Issuer, in additional Convertible Notes. The number of shares of Common Stock, if any, that may be acquired by any Reporting Person upon conversion of any Convertible Notes is not presently determinable because Convertible Notes are issuable at the option of the Issuer and, as of the date hereof, no Convertible Notes have been issued. Although the Issuer has indicated that it intends, at least initially, to issue Convertible Notes to the fullest extend permitted by the terms of the Amended Notes and the Convertible Notes, the following information with respect to the beneficial ownership of the Reporting Persons does not give effect to any shares of Common Stock that may be acquired by any Reporting Person upon conversion of any Convertible Notes that may be issued to it.

     The Board Representatives of the Fund, PCI and SFHY, acting by majority consent of all Board Representatives, have the power to vote the Partnership Shares pursuant to the Proxy granted by the Partnership. Accordingly, each of the Fund, PCI and SFHY may be deemed to be the beneficial owner of the Partnership Shares and the following calculations do give effect to such beneficial ownership.

     As previously disclosed, prior to the execution and delivery of the Restructuring Agreement, Progressive Investment owned 1,142,857 shares of Common Stock and Warrants to purchase 363,623 shares of Common Stock. In January and February of 1998, in open market purchases, Progressive Investment acquired, at prices ranging from $2.17 to $2.39 per share, an additional 20,000 shares of Common Stock. In connection with the transactions contemplated by the Restructuring Agreement, 1,650,000 shares of Common Stock were issued to PCI and an additional 707,143 shares of Common Stock were issued to Progressive Investment.

     Each of the Progressive Entities may be deemed to beneficially own 8,113,623 shares of Common Stock (the "Progressive Shares"), or 46.0% of the Issuer's Common Stock, which percentage is calculated based upon (i) 17,280,762 shares of Common Stock represented by the Issuer to be issued and outstanding on April 12, 1999, (ii) 363,623 shares of Common Stock issuable upon exercise of the Warrants held by Progressive Investment, and (iii) shared voting power with respect to the 4,230,000 Partnership Shares. The Progressive Entities disclaim beneficial ownership of the Partnership Shares, the BBH Shares (as defined below) and the Prudential Shares (as defined below).

     As previously disclosed, prior to the execution and delivery of the Restructuring Agreement, the Fund owned 761,905 shares of Common Stock and Warrants to purchase an additional 415,570 shares of Common Stock. In connection with the transactions contemplated by the Restructuring Agreement, the Fund acquired an additional 2,357,142 shares of Common Stock.

     Each of the BBH Entities may be deemed to beneficially own 7,764,617 shares of Common Stock (the "BBH Shares"), or 43.9% of the Issuer's Common Stock, which percentage is calculated based upon (i) 17,280,762 shares of Common Stock represented by the Issuer to be issued and outstanding on April 12, 1999, (ii) 415,570 shares of Common Stock issuable upon exercise of the Warrants held by the Fund, and (iii) shared voting power with respect to the 4,230,000 Partnership Shares. The BBH Entities disclaim beneficial ownership of the Partnership Shares, the Progressive Shares and the Prudential Shares (as defined below). Donlan, Gould, Long and Tucker disclaim beneficial ownership of the BBH Shares.

     As previously disclosed, prior to the execution and delivery of the Restructuring Agreement, SFHY owns Warrants to purchase 593,671 shares of Common Stock. In connection with the transactions contemplated by the Restructuring Agreement, SFHY acquired 2,357,143 shares of Common Stock.

     Each of the Prudential Entities may be deemed to beneficially own 7,180,814 shares of Common Stock (the "Prudential Shares"), or 40.2% of the Issuer's Common Stock, which percentage is calculated based upon (i) 17,280,762 shares of Common Stock represented by the Issuer to be issued and outstanding on April 12, 1999, (ii) 593,671 shares of Common Stock issuable upon exercise of the Warrants held by SFHY, and (iii) shared voting power with respect to the 4,230,000 Partnership Shares. The Prudential Entities disclaim beneficial ownership of the Partnership Shares, the Progressive Shares and the BBH Shares.

     (b) Number of Shares as to which each of the Progressive Entities has:

          (i)   Sole power to vote or direct the vote:
                0 shares for each Progressive Entity;

          (ii)  Shared power to vote or direct the vote:
                8,113,623 shares for each Progressive Entity;

          (iii) Sole power to dispose or to direct the disposition:
                0 shares for each Progressive Entity;

          (iv)  Shared power to dispose or to direct the disposition:
                3,883,623 shares for each Progressive Entity.


     Number of Shares as to which each of the of the BBH Entities has:

          (i)   Sole power to vote or direct the vote:
                0 shares for each BBH Entity;

          (ii)  Shared power to vote or direct the vote:
                7,764,617 shares for each BBH Entity;

          (iii) Sole power to dispose or to direct the disposition:
                0 shares for each BBH Entity;

          (iv)  Shared power to dispose or to direct the disposition:
                3,534,6117 shares for each BBH Entity.


     Number of Shares as to which each of the Prudential Entities has:

          (i)   Sole power to vote or direct the vote:
                0  shares for each Prudential Entity;

          (ii)  Shared  power to vote or direct the vote:
                7,180,814 shares for each Prudential Entity;

          (iii  Sole power to dispose or to direct the disposition:
                0 shares for each Prudential Entity;

          (iv)  Shared power to dispose or to direct the disposition:
                2,950,814 shares for each Prudential Entity.

     (c) None of the Reporting Persons has effected any transactions in Common Stock directly or indirectly during the 60 days prior to the date of this statement.

     (d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock, the Warrants or any other securities of the Issuer acquired by the Reporting Persons as described in Item 5. As described above, the Partnership retains the right to dispose of the Partnership Shares, subject to certain restrictions as set forth in the Restructuring Agreement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Covenants contained in each of the Purchase Agreements with respect to Notes remain in effect with respect to the Amended Notes, except to the extent amended by the Restructuring Agreement. The Warrants remain in effect unaltered by the Restructuring Agreement as described herein and in the initial Schedules 13D filed by the Progressive Entities and the BBH Entities. The registration rights granted by the Issuer and described in the initial Schedules 13D filed by the Progressive Entities and the BBH Entities with respect to the shares of Common Stock held by any of the Reporting Persons pursuant to a Registration Rights Agreement remain in effect unaltered by the Restructuring Agreement. In addition, the Board Representatives of the Fund, PCI and SFHY hold a proxy with respect to the Partnership Shares, The foregoing response to this Item 6 is qualified in its entirety by reference to the Restructuring Agreement, each of the Purchase Agreements as amended by the Restructuring Agreement, the Proxy, the form of Note, the form of Warrant, each of which is an exhibit to this statement and incorporated by reference herein.

     Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material Filed as Exhibits.

     Exhibit 7.1.  Joint  Filing   Agreement   and  Power  of  Attorney   (filed
                   herewith).

     Exhibit 7.2. Restructuring Agreement by and among the Issuer, National Auto Finance Company, L.P., National Auto Finance Corporation, Gary L. Shapiro, Edgar A. Otto, Stephen L. Gurba, The 1818 Mezzanine Fund, L.P., PC Investment Company, Progressive Investment Company, Inc., Manufacturers Life Insurance Company (U.S.A.) and The Structured Finance High Yield Fund, L.P. (filed herewith).

     Exhibit 7.3. Irrevocable Proxy granted by National Auto Finance Company, L.P. (filed herewith).

     Exhibit 7.4. Stock Purchase Agreement, dated as of December 22, 1997, among National Auto Finance Company, Inc., The 1818 Mezzanine Fund, L.P., PC Investment Company, Progressive Investment Company, Inc. and Manufacturers Life Insurance Company (U.S.A.) (previously filed)

     Exhibit 7.5. Registration Rights Agreement contemplated by Stock Purchase Agreement referenced above as Exhibit 7.4 (previously filed).

     Exhibit 7.6.  Form  of  Note  contemplated  by  Stock  Purchase   Agreement
                   referenced above as Exhibit 7.4 (previously filed).

     Exhibit 7.7. Form of Warrant contemplated by Stock Purchase Agreement referenced above as Exhibit 7.4 (previously filed).

     Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     THE PROGRESSIVE CORPORATION
                                     PROGRESSIVE CASUALTY INSURANCE COMPANY

                                     By: /s/ W. Thomas Forrester, II
                                         ---------------------------
                                          Name:  W. Thomas Forrester
                                          Title: Treasurer


                                     PC INVESTMENT COMPANY
                                     PROGRESSIVE INVESTMENT COMPANY, INC.

                                     By:  /s/ Janet A. Dolohanty
                                          ------------------------
                                          Name: Janet A. Dolohanty
                                          Title:  Treasurer


Date:  May 5, 1999

     Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BROWN BROTHERS HARRIMAN & CO.



                                       By: /s/ Robert R. Gould
                                           ------------------------------------
                                           Name:  Robert R. Gould
                                           Title: Partner


                                       THE 1818 MEZZANINE FUND, L.P.


                                       By: Brown Brothers Harriman & Co.
                                           General Partner



                                       By: /s/ Robert R. Gould
                                           ------------------------------------
                                           Name:  Robert R. Gould
                                           Title: Partner


                                          /s/ Joseph P. Donlan
                                          --------------------------------------
                                          Joseph P. Donlan


                                          /s/ Robert R. Gould
                                          --------------------------------------
                                          Robert R. Gould


                                          /s/ T. Michael Long
                                          --------------------------------------
                                          T. Michael Long


                                          /s/ Lawrence C. Tucker
                                          --------------------------------------
                                          Lawrence C. Tucker


Date:  May 5, 1999

     Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     THE STRUCTURED FINANCE HIGH YIELD FUND, LLC
                                     THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                     By:  /s/ Michael J. Bozzo
                                          ------------------------
                                          Name:  Michael J. Bozzo
                                          Title: Vice President


Date:  May 5, 1999

                                                                    APPENDIX A-1

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF THE PROGRESSIVE ENTITIES

     The following table sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted, of each director and executive officer of The Progressive Corporation ("Progressive"), Progressive Casualty Insurance Company ("Progressive Casualty"), PC Investment Company ("PCI") and Progressive Investment Company, Inc. ("Progressive Investment"). Unless otherwise indicated, each person listed below is a citizen of the United States.

                                        Principal Occupation or Employment and
                                         Name, Principal Business and Address
                                          of Organization in which Employment
    Name and Business Address(1)                   is Conducted (2)
    -------------------------          -----------------------------------------

A.  Directors of Progressive

Peter B. Lewis                         Chairman of the Board, President,
                                       Chief Executive Officer--Insurance
                                       Operations and a director of
                                       Progressive;
                                       Chairman of the Board, President,
                                       Chief Executive Officer and a director of Progressive Casualty Insurance Company, the principal subsidiary of Progressive

Milton N. Allen                        Director of various companies
12 Lieutenant River Lane
Old Lyme, Connecticut  06371-2308

B. Charles Ames                        Principal, Clayton, Dubilier & Rice, Inc.
25700 Science Park Landmark Center     New York, New York (investment banking)
Suite 180
Beachwood, Ohio  44122-7312

James E. Bennett III                   Senior Executive Vice President,
127 Public Square, 55th Floor          KeyCorp, Cleveland Ohio (banking)
Cleveland, Ohio  44114

Charles B. Chokel                      Chief Executive Officer--Investments
                                       and Capital Management and a director of Progressive

Charles A. Davis                       President and Chief Executive Officer,
20 Horse Neck Lane                     Marsh & McLennan Capital, Inc.
Greenwich, Connecticut  06830          (global private equity firm)

Stephen R. Hardis                      Chairman of the Board and
Eaton Center                           Chief Executive Officer of
1111 Superior Avenue                   Eaton Corporation, Cleveland, Ohio
Cleveland, Ohio  44114-2507            (manufacturing)

Janet Hill                             President, Staubach Alexander Hill, LLC
400 C Street, NW                       Washington, D.C.
Washington, D.C.  20002                (commercial real estate consulting) and
                                       Vice President,
                                       Alexander & Associates, Inc.,
                                       Washington, D.C. (management consulting)

Norman S. Matthews                     Consultant,  New York, New York
650 Madison Avenue
23rd Floor
New York, New York  10022-1004

Donald B. Shackelford                  Chairman of the Board, Fifth Third
21 East Broad Street                   Bank of Central Ohio, Columbus, Ohio
Columbus, Ohio  43215-3403             (commercial bank)

Paul B. Sigler                         Henry Ford II Professor,
260 Whitney Avenue/JWG 423             Yale University and Investigator in the
P.O. Box 208114                        Howard Hughes Medical Institute,
New Haven, Connecticut  06520-8114     New Haven, Connecticut


B.  Executive Officers of Progressive

Peter B. Lewis                         See Section A. above

Alan R. Bauer                          Internet Distribution Leader

Charles B. Chokel                      See Section A. above

W. Thomas Forrester, II                Chief Financial Officer and Treasurer

Moira G. Lardakis                      Chief Communications Officer

Daniel R. Lewis                        Independent Agent Distribution Leader

Robert J. McMillan                     Direct Distribution Leader

Brian J. Passell                       Chief Claim Officer

Glenn M. Renwick                       Chief Information Officer

David L. Roush                         Strategic Alliance Distribution Leader

David M. Schneider                     Secretary and Chief Legal Officer

Tiona M. Thompson                      Chief Human Resources Officer

Robert T. Williams                     Chief Pricing and Product Officer


C.  Directors of Progressive Casualty

Peter B. Lewis                         See Sections A. and B. above

Alan R. Bauer                          See Section B. above

Charles B. Chokel                      See Section B. above

W. Thomas Forrester, II                See Section B. above

Thomas A. King                         Controller

Moira G. Lardakis                      See Section B. above

David L. Roush                         See Section B. above

David M. Schneider                     See Section B. above

Tiona M. Thompson                      See Section B. above

Robert T. Williams                     See Section B. above


D.  Executive Officers of Progressive Casualty

Peter B. Lewis                         Chairman of the Board and President

David M. Schneider                     Secretary and Chief Legal Officer

Charles B. Chokel                      Treasurer and Chief Financial Officer

Alan R. Bauer                          See Section B. above

W. Thomas Forrester, II                See Section B. above

Moira G. Lardakis                      See Section B. above

Daniel R. Lewis                        See Section B. above

Robert J. McMillan                     See Section B. above

Brian J. Passell                       See Section B. above

David L. Roush                         See Section B. above

Glenn M. Renwick                       See Section B. above

Tiona M. Thompson                      See Section B. above

Robert T. Williams                     See Section B. above


E.  Directors and Executive Officers of PC Investment and Progressive Investment

Charles B. Chokel                      Director and President

Janet A. Dolohanty                     Director, Vice President and Treasurer

Kenneth J. Kubacki                     Director, Manager of various holding
801 West Street                        companies and investments
Wilmington, Delaware  19801

David M. Schneider                     Chief Legal Officer and Secretary

-------------------
[1]    Unless otherwise  indicated,  the business address of each person in the table is 6300 Wilson Mills Road, Mayfield Village, Ohio 44123.

[2]   The   business  address  of  the   organization  in  which  each  person's
employment is conducted is the same as such person's business address.

                                                                    APPENDIX A-2

                               GENERAL PARTNERS OF
                          BROWN BROTHERS HARRIMAN & CO.

     The following table sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted, of each of the general partners of BBH&Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.


                                                   Business Address
          Name                            (if other than as indicated above)
------------------------               -----------------------------------------

J. William Anderson

Peter B. Bartlett

Brian A. Berris

Taylor S. Bodman                       40 Water Street
                                       Boston, Massachusetts  02109

Walter H. Brown

Douglas A. Donahue, Jr.                40 Water Street
                                       Boston, Massachusetts  02109

Anthony T. Enders

Alexander T. Ercklentz                 Veritas House
                                       125 Finsbury Pavement
                                       London EC2A 1PN, England

Terrence M. Farley

Elbridge T. Gerry, Jr.

Robert R. Gould

Ronald Hill

Kyosuko Kashimoto                      8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                     Tokyo 103, Japan

Radford W. Klotz

Landon Hilliard

Michael Kraynak, Jr.

T. Michael Long

Hampton S. Lynch

Michael W. McConnell

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                    40 Water Street
                                       Boston, Massachusetts  02109

Jeffrey A. Schoenfeld

Stokley P. Towles                      40 Water Street
                                       Boston, Massachusetts  02109

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker                      1531 Walnut Street
                                       Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.

                                                                    APPENDIX A-3

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF THE PRUDENTIAL ENTITIES

     The following table sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted, of each director and executive officer of The Prudential Insurance Company of America ("Prudential"). Prudential is the sole member of The Structured Finance High Yield Fund, LLC ("SFHY"). Unless otherwise indicated, each person listed below is a citizen of the United States.


                                                Principal Occupation or
                                                 Employment and Name,
                                                Principal Business and
                                              Address of Organization in
    Name and Business Address(3)           which Employment is Conducted(4)
----------------------------------     -----------------------------------------

A.  Directors of Prudential

Franklin E. Agnew                      Business Consultant
600 Grant Street
Suite 660
Pittsburgh, Pennsylvania  15219

Frederic K. Becker                     President, Wilentz, Goldman & Spitzer,
90 Woodbridge Center Drive             P.A.
Suite 900
P.O. Box 10
Woodbridge, New Jersey  07095

Gilbert F. Casellas                    President and Chief Operating Officer,
1646 West Chester Pike                 The Swarthmore Group, Inc.
Suite 3
West Chester, Pennsylvania  19382

James G. Cullen                        President and Chief Operating Officer,
1310 North Court House Road            Bell Atlantic Corporation
11th Floor
Arlington, Virginia  22201

Carolyne K. Davis                      Independent Health Care Advisor
751 Broad Street
23rd Floor
Newark, New Jersey  07102

Roger A. Enrico                        Chairman and Chief Executive Officer,
700 Anderson Hill Road                 PepsiCo, Inc.
Purchase, New York  10577

Allan D. Gilmour                       Retired
751 Broad Street
23rd Floor
Newark, New Jersey  07102

William H. Gray, III                   President and Chief Executive Officer,
8260 Willow Oaks Corp. Drive           The College Fund/UNCF
P. O. Box 10444
Fairfax, Virginia  22031-4511

Jon F. Hanson                          Chairman, Hampshire Management Company
235 Moore Street
Suite 200
Hackensack, New Jersey  07601

Glen H. Hiner                          Chairman and Chief Executive Officer,
One Owens Corning Parkway              Owens Corning
Toledo, Ohio  43659

Constance J. Horner                    Guest Scholar, The Brookings Institute
1775 Massachusetts Avenue, N.W.
Washington, D.C.  20036-2188

Gaynor N. Kelley                       Retired
751 Broad Street
24th Floor
Newark, New Jersey  07102

Burton G. Malkiel                      Professor, Princeton University
Department of Economics
110 Fisher Hall, Prospect Ave.
Princeton University
Princeton, New Jersey  08544-1021

Arthur F. Ryan                         Chairman of the Board,
751 Broad Street                       Chief Executive Officer and President,
24th Floor                             Prudential
Newark, New Jersey  07102

Ida F. S. Schmertz                     Principal,
751 Broad Street                       Investment Strategies International
23rd Floor
Newark, New Jersey  07102

Charles R. Sitter                      Retired
5959 Los Colinas Blvd.
Irving, Texas  75039-2298

Donald L. Staheli                      Retired
39 Locust Street
Suite 204
New Canaan, Connecticut  06840

Richard M. Thomson                     Retired
Toronto-Dominion Bank
Box 1
Toronto-Dominion Centre
Toronto, Ontario
Canada  M5K 1A2

James A. Unruh                         Founding Principal,
7600 Doubletree Ranch Road             Alerion Capital Group, LLC
Scottsdale, Arizona  95258

P. Roy Vagelos                         Retired
One Crossroads Drive
Building A, 3rd Floor
Bedminster, New Jersey  07921

Stanley C. Van Ness                    Counselor at Law,
22 Chambers Street                     Herbert, Van Ness, Cayci & Goodell
Princeton, New Jersey  08542

Paul A. Volcker                        Consultant
610 Fifth Avenue
Suite 420
New York, New York  10020

Joseph H. Williams                     Director,
One Williams Center                    The Williams Companies, Inc.
Tulsa, Oklahoma  74172


B.  Executive Officers of Prudential

James J. Avery, Jr.                    Senior Vice President, Prudential
213 Washington Street
Newark, New Jersey  07102

William M. Bethke                      Senior Vice President and
100 Mulberry Street                    Chief Investment Officer, Prudential
Newark, New Jersey  07102

Martin A. Berkowitz                    Senior Vice President, Prudential
213 Washington Street
Newark, New Jersey  07102

Susan L. Blount                        Vice President and Secretary,
751 Broad Street                       Prudential
Newark, New Jersey  07102

Ann E. Bossi                           Senior Vice President, Prudential
290 West Mt. Pleasant Ave.
Livingston, New Jersey  07039

Richard Carbone                        Senior Vice President and
751 Broad Street                       Chief Financial Officer, Prudential
Newark, New Jersey  07102

Thomas J. Carroll                      Senior Vice President and Auditor
751 Broad Street
Newark, New Jersey  07102

E. Michael Caulfield                   Executive Vice President, Prudential
751 Broad Street
Newark, New Jersey  07102

C. Edward Chaplin                      Vice President and Treasurer,
751 Broad Street                       Prudential
Newark, New Jersey  07102

Thomas W. Crawford                     Senior Vice President, Prudential
213 Washington Street
Newark, New Jersey  07102

Michele S. Darling                     Executive Vice President, Prudential
751 Broad Street
Newark, New Jersey  07102

William D. Friel                       Senior Vice President and
80 Livingston Avenue                   Chief Information Officer, Prudential
Roseland, New Jersey

Helen M. Galt                          Vice President and Company Actuary,
213 Washington Street                  Prudential
Newark, New Jersey  07102

Robert Golden                          Executive Vice President, Prudential
80 Livingston Avenue
Roseland, New Jersey  07068

Jonathan M. Greene                     Senior Vice President, Prudential
751 Broad Street
Newark, New Jersey  07102

Mark B. Grier                          Executive Vice President, Prudential
751 Broad Street
Newark, New Jersey  07102

Jean D. Hamilton                       Executive Vice President, Prudential
751 Broad Street
Newark, New Jersey  07102

Michael J. Hines                       Senior Vice President, Prudential
751 Broad Street
Newark, New Jersey  07102

Ronald P. Joelson                      Senior Vice President, Prudential
71 Hanover Road
Florham Park, New Jersey  07932

Ira J. Kleinman                        Senior Vice President, Prudential
751 Broad Street
Newark, New Jersey  07102

Kathleen Krall                         Senior Vice President, Prudential
213 Washington Street
Newark, New Jersey  07102

Rodger A. Lawson                       Executive Vice President, Prudential
751 Broad Street
Newark, New Jersey  07102

Joyce R. Leibowitz                     Senior Vice President, Prudential
80 Livingston Ave.
Newark, New Jersey  07068-1701

John M. Liftin                         Senior Vice President and
751 Broad Street                       General Counsel, Prudential
Newark, New Jersey  07102

Neil A. McGuinness                     Senior Vice President, Prudential
100 Mulberry Street
Newark, New Jersey  07102

Priscilla A. Myers                     Senior Vice President, Prudential
751 Broad Street
Newark, New Jersey  07102

Richard O. Painter                     Senior Vice President, Prudential
213 Washington Street
Newark, New Jersey  07102

Anthony Piszel                         Vice President and Comptroller,
213 Washington Street                  Prudential
Newark, New Jersey  07102

I. Edward Price                        Senior Vice President, Prudential
213 Washington Street
Newark, New Jersey  07102

Kiyofumi Sakaguchi                     Executive Vice President, Prudential
Tokyo, Japan

Arthur F. Ryan                         See Section A above

John V. Scicutella                     Executive Vice President, Prudential
213 Washington Street
Newark, New Jersey  07102

Brian M. Storms                        Senior Vice President, Prudential
100 Mulberry Street
Newark, New Jersey  07102

John R. Strangfeld                     Executive Vice President, Prudential
8 Campus Drive
Parsippany, New Jersey  07054

Robert J. Sullivan                     Senior Vice President, Prudential
100 Mulberry Street
Newark, New Jersey  07102

C.  Executive Officers of SFHY

John R. Wilson                         President

C. Edward Chaplin                      See Section A. above

Richard D. Gorevitz                    Secretary

Michael J. Bozzo                       Vice President

Peter M. Freitag                       Vice President

Andrea B. Kutscher                     Vice President

Richard B. Rogers                      Vice President

Thomas J. Terchek                      Vice President

Steven M. Tompson                      Vice President


-------------------
[3]   The  business address  of each  person in the table is One Gateway Center,
11th Floor, Newark, NY  07102-5311.

[4]   The   business  address  of  the   organization  in  which  each  person's
employment is conducted is the same as such person's business address.